# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHIME FINANCIAL, INC., CIK 0001795586
CUSIP: 16935C109
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001705785-26-000007
Filed by CIK 0001705785

## Reporting persons
- Menlo Ventures XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,432,840; sole dispositive power 0; shared dispositive power 3,432,840; aggregate amount beneficially owned 3,432,840 (1% of the class)
- MMEF XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 51,155; sole dispositive power 0; shared dispositive power 51,155; aggregate amount beneficially owned 51,155 (0% of the class)
- Menlo Entrepreneurs Fund XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 44,100; sole dispositive power 0; shared dispositive power 44,100; aggregate amount beneficially owned 44,100 (0% of the class)
- MV Management XIV, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,095; sole dispositive power 0; shared dispositive power 3,528,095; aggregate amount beneficially owned 3,528,095 (1% of the class)
- Menlo Inflection I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,825,155; sole dispositive power 0; shared dispositive power 4,825,155; aggregate amount beneficially owned 4,825,155 (1.4% of the class)
- MMSOP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 78,450; sole dispositive power 0; shared dispositive power 78,450; aggregate amount beneficially owned 78,450 (0% of the class)
- MSOP GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,903,605; sole dispositive power 0; shared dispositive power 4,903,605; aggregate amount beneficially owned 4,903,605 (1.4% of the class)
- Menlo Inflection II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MM Inflection, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Menlo Entrepreneurs Inflection Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSOP GP II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Menlo Ventures Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,628; sole dispositive power 7,628; aggregate amount beneficially owned 7,628 (0% of the class)

## Item 1. Issuer
Name of issuer: CHIME FINANCIAL, INC.
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, CA, 94111.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Menlo Ventures XIV, L.P. ("Menlo XIV")
MMEF XIV, L.P. ("MMEF XIV")
Menlo Entrepreneurs Fund XIV, L.P. ("MEF XIV")
MV Management XIV, L.L.C. ("MVM XIV")
Menlo Inflection I, L.P. ("MI")
MMSOP, L.P. ("MMSOP")
MSOP GP, L.L.C. ("MSOP GP")
Menlo Inflection II, L.P. ("MI II")
MM Inflection, L.P. ("MMI")
Menlo Entrepreneurs Inflection Fund, L.P. ("MEIF")
MSOP GP II, L.L.C. ("MSOP GP II")
Menlo Ventures Management, L.P. ("MV Mgmt Co")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
c/o Menlo Ventures
1300 El Camino Real, Suite 150
Menlo Park, California 94025
Citizenship:
Menlo XIV Delaware
MMEF XIV Delaware
MEF XIV Delaware
MVM XIV Delaware
MI Delaware
MMSOP Delaware
MSOP GP Delaware
MI II Delaware
MMI Delaware
MEIF Delaware
MSOP GP II Delaware
MV Mgmt Co Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 3,432,840 shares of Class A common stock held directly by Menlo XIV; (ii) 51,155 shares of Class A common stock held directly by MMEF XIV; (iii) 44,100 shares of Class A common stock held directly by MEF XIV; (iv) 4,825,155 shares of Class A common stock held directly by MI; (v) 78,450 shares of Class A common stock held directly by MMSOP; and (vi) 7,628 shares of Class A common stock held directly by MV Mgmt Co.

MVM XIV is the general partner of each of Menlo XIV, MMEF XIV and MEF XIV and shares voting and dispositive power over the securities held by each of Menlo XIV, MMEF XIV and MEF XIV.

MSOP GP is the general partner of each of MI and MMSOP and shares voting and dispositive power over the securities held by each of MI and MMSOP.

The Reporting Persons beneficially own, in the aggregate, 8,439,328 shares of Class A common stock.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentage of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference. The shares of Class A common stock beneficially owned by the Reporting Persons represent, in the aggregate, 2.4% of the Issuer's outstanding Class A common stock. Such percentage, and the percentage set forth in each row 11 is based upon 347,019,852 shares of Class A common stock outstanding as of August 3, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 6, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Menlo Ventures XIV, L.P.: /s/ Venky Ganesan, By MV Management XIV, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- MMEF XIV, L.P.: /s/ Venky Ganesan, By MV Management XIV, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- Menlo Entrepreneurs Fund XIV, L.P.: /s/ Venky Ganesan, By MV Management XIV, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- MV Management XIV, L.L.C.: /s/ Venky Ganesan, By Venky Ganesan, Managing Member (11/06/2026)
- Menlo Inflection I, L.P.: /s/ Venky Ganesan, By MSOP GP, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- MMSOP, L.P.: /s/ Venky Ganesan, By MSOP GP, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- MSOP GP, L.L.C.: /s/ Venky Ganesan, By Venky Ganesan, Managing Member (11/06/2026)
- Menlo Inflection II, L.P.: /s/ Venky Ganesan, By MSOP GP II, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- MM Inflection, L.P.: /s/ Venky Ganesan, By MSOP GP II, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- Menlo Entrepreneurs Inflection Fund, L.P.: /s/ Venky Ganesan, By MSOP GP II, L.L.C., Its general partner, By Venky Ganesan, Managing Member (11/06/2026)
- MSOP GP II, L.L.C.: /s/ Venky Ganesan, By Venky Ganesan, Managing Member (11/06/2026)
- Menlo Ventures Management, L.P.: /s/ Venky Ganesan, By MVM GP, L.L.C., Its General Partner, By Venky Ganesan, Managing Member (11/06/2026)